UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 4, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 2, 2018, regarding the incorporation of a company within the framework of Turkey’s automobile project.

Istanbul, June 2, 2018

Announcement Regarding the Incorporation of a Company within the Framework of Turkey’s Automobile Project

With reference to our announcement dated November 2, 2017, our Company decided to participate as a founding partner with a 19% shareholding ratio in “Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.”, which is planned to be incorporated to produce mainly electric passenger car and to carry out supporting activities within the framework of the Turkey’s Automobile Project, following the work undertaken by Joint Initiative Group, in which our Company is a party. In this respect, Shareholders Agreement and Articles of Association have been signed on May 31, 2018. Incorporation of the company will be completed following the completion of necessary procedures.

Board Decision Date for Acquisition	:	28.03.2018

Title of Non-current Financial Asset Acquired	:	Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	To produce mainly electric passenger car and to carry out supporting activities

Capital of Noncurrent Financial Asset	:	-

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	Transaction will be completed following the registry and announcement of the incorporation.

Acquisition Conditions	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Relation with Counter Party if any	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn't/will not be performed in Accordance with Valuation Report	:	-

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 4, 2018	By:	/s/ Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President